FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Three-Month Period Ended

June 30, 2006

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 31, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

Consolidated Financial Results for the Three-Month Period Ended June 30, 2006

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, July 31, 2006 - Mitsui & Co., Ltd. announced its consolidated financial results for the Three-month period ended June 30, 2006.

Mitsui & Co., Ltd. and subsidiaries         (Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Satoshi Tanaka, General Manager, Investor Relations Division     TEL 81-3-3285-7533

1. Basic Information on Quarterly Financial Statements

(1)	The adoption of compendium method in accounting procedure	: None
(2)	Changes of accounting principles applied from the previous fiscal year	: None
(3)	Changes of scope of group companies from the previous fiscal year	: Yes
Number of consolidated subsidiaries and associated companies accounted for by the equity method
Consolidated subsidiaries : 312, Associated companies accounted for by the equity method : 179
(Reference) March 31, 2006
Consolidated subsidiaries : 314, Associated companies accounted for by the equity method : 192

Notes:

Starting from the three-month period ended June 30, 2006, the companies changed the manner of presenting the number of subsidiaries and associated companies, where those owned by Mitsui’s trading subsidiaries in the overseas business units such as Mitsui & Co. (U.S.A.), Inc. are not accounted for as individual companies.

Accordingly, “Number of consolidated subsidiaries and associated companies accounted for by the equity method” for the year ended March 31, 2006 has been restated.

2. Consolidated financial results(Unaudited)

(1) Consolidated operating results information for the three-month period ended June 30, 2006

     (from April 1, 2006 to June 30, 2006)

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Three-month period ended June 30, 2006	1,133,153	21.5	85,431	18.3	82,253	70.4	3,720,444	7.3
Three-month period ended June 30, 2005	932,560	6.8	72,228	20.8	48,262	21.6	3,468,356	8.1

Year ended March 31, 2006	4,115,478		253,182		202,409		14,885,728

	Net income per share, basic	Net income per share, diluted
	Yen	Yen
Three-month period ended June 30, 2006	47.74	45.10
Three-month period ended June 30, 2005	30.50	28.69

Year ended March 31, 2006	126.26	118.85

(2) Consolidated financial position information

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2006	8,958,666	1,705,049	19.0	989.63
June 30, 2005	7,690,557	1,178,613	15.3	744.93

March 31, 2006	8,573,578	1,677,907	19.6	973.85

Notes:

1.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions for the three-month period represent changes from the corresponding period of the previous year.
2.	Parentheses represent negative figures or decreases.
3.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent.

Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.

The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

4.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the three-month period ended June 30, 2005 relating to discontinued operations have been reclassified.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Summary of Operating Results

Gross Profit

•	Gross profit for the 3 months period ended June 2006 was ¥214.8 billion, an increase by ¥24.9 billion compared to the corresponding period in the previous fiscal year. In general each operating segment showed steady performance. The major factors are set forth as below:

➢	Reflecting higher prices of iron ore and crude oil, the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and the Energy Segment reported increases of ¥3.7 billion and ¥4.6 billion, respectively.

➢	The Logistics & Financial Markets Segment reported an increase of ¥7.5 billion due to strong performance in trading operations of energy derivatives, precious metals and foreign exchange.

➢	The Machinery & Infrastructure Projects Segment reported an increase of ¥4.4 billion principally attributable to overseas automobile-related subsidiaries such as P. T. Bussan Auto Finance.

➢	The Iron & Steel Products Segment and the Chemical Segment reported slight decreases from the corresponding period in the previous year when the market conditions were more favorable, but continuously showed steady performance in gross profit.

Other Expenses

•	Total other expenses was ¥129.4 billion, an increase by ¥11.7 billion compared to the corresponding period in the previous fiscal year. The main factors were as follows:

➢	Selling, general and administrative expenses increased by ¥12.6 billion to ¥140.3 billion, reflecting expanding operations of subsidiaries mainly in the Machinery & Infrastructure Projects Segment and increases in performance-linked bonuses to traders.

➢	Interest expense, net of interest income increased by ¥2.5 billion to ¥7.4 billion, due to increase in interest-bearing debt associated with increases in investments in mineral resources and energy related projects such as the Sakhalin II Project as well as rise in U. S. dollar interest rates.

➢	Dividend income increased by ¥4.9 billion to ¥16.5 billion. Dividends from LNG projects in the Middle East increased by ¥4.6 billion.

Equity in Earnings of Associated Companies-Net (After Income Tax Effect)

•	Equity in earnings of associated companies-net (after income tax effect) increased by ¥17.7 billion to ¥36.6 billion. The main reasons were as follows:

➢	In the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, earnings increased by ¥10.6 billion, mainly at Valepar S. A., the holding company of Companhia Vale do Rio Doce (“CVRD”); Robe River Mining Company Pty. Ltd., an iron ore mining company; and Companhia Minera Dona Ines de Collahuasi SCM, a copper mine joint venture.

➢	In the Energy Segment, earnings increased by ¥3.3 billion, mainly at Mitsui Oil Exploration Co., Ltd. and Japan Australia LNG (MIMI) Pty. Ltd, reflecting rise in oil prices.

➢	The Machinery & Infrastructure Projects Segment reported an increase of ¥2.6 billion, mainly due to expansion of business operations at IPM Eagle LLP which is engaged in overseas power generation businesses.

Statements of Consolidated Income

(for the three-month period ended June 30, 2006 and 2005)

(Unaudited)

(Millions of Yen)

	Three-month period ended June 30, 2006	Three-month period ended June 30, 2005 As restated	Comparison with previous period
			Increase/(Decrease)
			Amount	%
Revenues	¥1,133,153	¥932,560	¥200,593	21.5
Cost of Revenues	(918,344)	(742,616)	(175,728)

Gross Profit	214,809	189,944	24,865	13.1

Other Expenses (Income) :
Selling, general and administrative	140,309	127,744	12,565
Provision for doubtful receivables	1,246	6	1,240
Interest expense, net of interest income	7,393	4,936	2,457
Dividend income	(16,504)	(11,635)	(4,869)
Gain on sales of securities - net	(5,216)	(5,897)	681
Loss on write-down of securities	810	1,671	(861)
Gain on disposal or sales of property and equipment - net	(479)	(198)	(281)
Impairment loss of long-lived assets	384	986	(602)
Other expense – net	1,435	103	1,332

Total other expenses	129,378	117,716	11,662

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	85,431	72,228	13,203	18.3

Income Taxes	33,149	38,399	(5,250)

Income from Continuing Operations before Minority Interests and Equity in Earnings	52,282	33,829	18,453	54.5
Minority Interests in Earnings of Subsidiaries	(6,643)	(4,976)	(1,667)
Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	36,614	18,873	17,741

Income from Continuing Operations	82,253	47,726	34,527	72.3
Income from Discontinued Operations - Net (After Income Tax Effect)	—	536	(536)

Net Income	¥82,253	¥48,262	¥33,991	70.4

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥82,253	¥48,262	¥33,991

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities	(35,977)	944	(36,921)
Foreign currency translation and other adjustments	5,090	22,439	(17,349)

Changes in equity from nonowner sources	¥51,366	¥71,645	¥(20,279)

Condensed Consolidated Balance Sheets

(Unaudited)

(Millions of Yen)

	June 30, 2006	March 31, 2006	Increase/ (Decrease)
ASSETS

Current Assets:
Cash and marketable securities	¥841,589	¥760,953	¥80,636
Trade receivables, less allowance for doubtful receivables	2,675,611	2,579,286	96,325
Inventories	685,486	695,754	(10,268)
Other current assets	765,141	710,838	54,303

Total current assets	4,967,827	4,746,831	220,996

Investments and Non-current Receivables:
Investments in and advances to associated companies and other investments	2,279,821	2,236,262	43,559
Non-current receivables, less allowance for doubtful receivables, and property leased to others	609,688	578,557	31,131

Total investments and other non-current receivables	2,889,509	2,814,819	74,690

Property and Equipment, less Accumulated Depreciation	834,105	746,169	87,936

Other Assets	267,225	265,759	1,466

Total	¥8,958,666	¥8,573,578	¥385,088

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term debt and current maturities of long-term debt	¥1,166,645	¥893,982	¥272,663
Trade payables	2,040,349	1,970,878	69,471
Other current liabilities	689,142	646,081	43,061

Total current liabilities	3,896,136	3,510,941	385,195

Long-term Debt, less Current Maturities	2,875,045	2,910,890	(35,845)

Other Liabilities	345,100	355,680	(10,580)

Minority Interests	137,336	118,160	19,176

Shareholders’ Equity:
Common stock	295,784	295,766	18
Capital surplus	390,510	390,488	22
Retained earnings:
Appropriated for legal reserve	38,797	38,508	289
Unappropriated	883,147	825,306	57,841
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available- for-sale securities	180,122	216,099	(35,977)
Foreign currency translation and other adjustments	(81,167)	(86,257)	5,090

Total accumulated other comprehensive loss	98,955	129,842	(30,887)

Treasury stock, at cost	(2,144)	(2,003)	(141)

Total shareholders’ equity	1,705,049	1,677,907	27,142

Total	¥8,958,666	¥8,573,578	¥385,088

Operating Segment Information

(Unaudited)

Three-month period ended June 30, 2006 (from April 1, 2006 to June 30, 2006)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	332,969	411,579	494,020	548,994	492,950	467,383	374,892	50,667
Gross Profit	13,636	32,163	24,429	25,444	21,747	19,874	29,190	17,135
Operating Income (Loss)	5,997	26,124	4,605	8,829	13,684	3,366	2,571	7,785
Equity in Earnings of Associated Companies	528	16,423	6,423	1,287	8,662	609	1,416	516
Net Income	4,420	31,733	9,684	4,459	19,114	2,684	2,280	4,087

Total Assets at June 30, 2006	565,594	893,471	1,377,082	854,454	1,303,574	698,847	777,596	791,406

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	284,450	115,948	128,330	16,031	3,718,213	2,231	0	3,720,444
Gross Profit	14,993	5,032	6,453	1,140	211,236	2,013	1,560	214,809
Operating Income (Loss)	5,100	387	2,589	32	81,069	(778)	(7,037)	73,254
Equity in Earnings of Associated Companies	567	89	31	121	36,672	33	(91)	36,614
Net Income	4,071	1,058	2,416	3,707	89,713	2,283	(9,743)	82,253

Total Assets at June 30, 2006	449,969	148,072	179,766	93,360	8,133,191	2,832,512	(2,007,037)	8,958,666

Three-monthperiod ended June 30, 2005 (from April 1, 2005 to June 30, 2005) (As restated)

(Millions of Yen)
	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	352,704	445,118	507,248	493,860	362,275	442,995	320,642	19,352
Gross Profit	14,768	28,542	20,004	25,654	17,134	19,670	29,527	9,637
Operating Income (Loss)	8,114	23,315	4,145	9,803	7,755	2,341	3,623	3,293
Equity in Earnings of Associated Companies	967	5,785	3,868	1,652	5,392	637	(325)	834
Net Income	6,344	13,147	7,030	5,797	9,593	504	3,432	2,597

Total Assets at June 30, 2005	550,004	763,296	1,056,765	789,172	936,634	654,523	729,667	426,927

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	256,072	92,326	154,283	23,461	3,470,336	2,083	(4,063)	3,468,356
Gross Profit	13,802	5,400	5,876	1,067	191,081	1,940	(3,077)	189,944
Operating Income (Loss)	5,305	1,527	2,438	133	71,792	(732)	(8,866)	62,194
Equity in Earnings of Associated Companies	431	21	23	78	19,363	25	(515)	18,873
Net Income	3,876	1,783	2,136	2,841	59,080	1,052	(11,870)	48,262

Total Assets at June 30, 2005	479,844	344,993	179,860	78,343	6,990,028	2,412,876	(1,712,347)	7,690,557

Notes:	1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the three-month period ended June 30, 2005 have been reclassified. The reclassifications to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”
	2.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at June 30, 2006 and 2005 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
	3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
	4.	Transfers between operating segments are made at cost plus a markup.
	5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.
6.

Starting from the year ended March 31, 2006, Iron & Steel Products and Iron & Steel Raw Materials and Non-Ferrous Metals which formerly composed the “Metal Products & Minerals,” and Foods & Retail, which was formerly included in “Consumer Products & Services” are disclosed as a separate product- focused reportable operating segment, and Electronics & Information, which was formerly included in the “Machinery, Electronics & Information” is aggregated to Life Style and Consumer Service, which were formerly included in “Consumer Products & Services” and disclosed as “Life Style, Consumer Service and Information, Electronics & Telecommunication.” Machinery and Infrastracture Projects, which were formerly included in “Machinery, Electronics & Information,” are disclosed as “Machinery & Infrastracture Projects.”

The operating segment information for the three-month period ended June 30, 2005 has been restated to conform to the current period presentation.